For Immediate Release
July 7, 2011
SAP Supervisory Board Extends Executive Board Contracts
Tenures of SAP Co-CEOs Bill McDermott and Jim Hagemann Snabe Extended to June 30,
2017;Executive Board Member Gerhard Oswald to June 30, 2014
WALLDORF, Germany — July 7, 2011 — SAP AG (NYSE: SAP) announced that its supervisory board has voted to extend the tenures of Bill McDermott and Jim Hagemann Snabe as Co-CEOs of SAP AG through June 30, 2017 and to extend the tenure of executive board member Gerhard Oswald through June 30, 2014. Bill McDermott, Jim Hagemann-Snabe and Gerhard Oswald have agreed to the respective extension of their contracts.
“The supervisory board again has expressed its full confidence in Bill McDermott and Jim Hagemann Snabe and recognized their extraordinary achievements in leading SAP’s successful growth performance during their tenure. We are also very pleased that Gerd Oswald will continue to serve SAP with his long experience and outstanding expertise,” said Hasso Plattner, chairman of the SAP Supervisory Board. “Under Bill’s and Jim’s guidance, SAP has returned to growth and further extended its leadership in business software while delivering breakthrough innovations in the software industry to market. We remain committed to further pursuing this successful course.”
Bill McDermott started his career at SAP in 2002 and was appointed member of the executive board in 2008. Jim Hagemann Snabe started his career at SAP in 1990 and was appointed member of the executive board in 2008. Gerhard Oswald started his career at SAP in 1981 and was appointed member of the executive board in 1996. Further information: http://www.sap.com/corporate-en/our-company/executive-board.epx
About SAP
As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device — SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 170,000 customers (includes customers from the acquisition of Sybase) to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.
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Copyright © 2011 SAP AG. All rights reserved.
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